May 28, 2019

Wetteny Joseph
Senior Vice President and Chief Financial Officer
Catalent, Inc.
14 Schoolhouse Road
Somerset, NJ 08873

       Re: Catalent, Inc.
           Form 10-K for the Fiscal Year Ended June 30, 2018
           Filed August 28, 2018
           Form 10-Q for the Quarterly Period Ended December 31, 2018 Filed February 5, 2019
           Form 10-Q for the Quarterly Period Ended March 31, 2019 Filed May 7, 2019
           File No. 001-36587

Dear Mr. Joseph:

       We have limited our review of your filings to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Year Ended June 30, 2018

15. Segment and Geographic Information, page 114

1. You have disclosed on page 48 in the filing that EBITDA from continuing operations is a non-GAAP measure. Further, the measure does not appear to be a subtotal of your combined Segment EBITDA in reconciling your segment measure of profit and loss to your consolidated earnings/(loss) from continuing operations. Please tell us how your presentation of and reconciliation of EBITDA from continuing operations in this footnote complies with Regulation S-K10(e)(ii)(C) and the disclosure requirements of ASC 280-
      10-50-29(b) and 30(b), or revise accordingly.
 Wetteny Joseph
FirstName LastNameWetteny Joseph
Catalent, Inc.
Comapany NameCatalent, Inc.
May 28, 2019
May 28, 2019 Page 2
Page 2
FirstName LastName
Form 10-Q for the Quarterly Period Ended December 31, 2018

Notes to Unaudited Consolidated Financial Statements
1. Basis of Presentation and Summary of Significant Accounting Policies Recent Financial Accounting Standards
Recently Adopted Accounting Standards, page 12

2. Upon adoption of ASC 606 (ASU 2014-19), you recorded a cumulative effect adjustment to the fiscal 2019 opening balance of your accumulated deficit, which decreased beginning accumulated deficit by $15.1 million. You noted that the adoption resulted in three primary changes as compared to the previous revenue recognition guidance. Please tell us the amount related to each of these policy changes included in the cumulative effect adjustment. Also, explain to us how the cumulative effect adjustment relates to the $18.6 million year-to-date impact of adoption disclosed on page 12.
2. Revenue Recognition
Development Services Revenue, page 15

3. In the second paragraph under this heading, as well as under the header 'Clinical Supply
         Services Revenue', you state "In other arrangements, revenue is recognized when the customer has taken legal title to or accepted the product or service deliverable and the
         Company has a right to payment based on the terms of the arrangement." Please clarify for us when the customer takes legal title and what determines whether control is transferred when customer has taken legal title versus when it has accepted the product or service deliverable. Consider providing us proposed revised disclosure, as necessary.
Manufacturing & Commercial Product Supply Revenue, page 15

4. Your timing of revenue recognition from when the product is delivered to when the product quality release testing procedures are completed changed upon adoption of ASC
         606, as it appears this is the point in time you have determined that control has been transferred to the customer. Please address the following:
           Confirm that our understanding of your revenue recognition policy for manufacturing and supply of commercial product, as noted in the first sentence of this comment, is accurate. If not, please clarify your policy for us in your response.
           It appears that shipping and handling activities are performed after a customer obtains control of the product. Provide us proposed disclosure to be included in future filings under ASC 606-10-25-18B with regards to the disclosure requirements in paragraphs
             50-1 through 50-6 of ASC 235-10 or tell us why you do not believe this disclosure is required.
           Tell us the approximate time from when you have completed the quality assurance process to when the product is shipped to the customer.
 Wetteny Joseph
FirstName LastNameWetteny Joseph
Catalent, Inc.
Comapany NameCatalent, Inc.
May 28, 2019
May 28, 2019 Page 3
Page 3
FirstName LastName
5. Please provide us your basis under ASC 606 to support your accounting for commercial supply contract cancellations, specifically addressing the difference in accounting from
         ASC 605 to ASC 606 (i.e. why this is recognized as variable consideration as the
         Company's performance obligations are satisfied rather than only upon agreement of the amount with the customer), citing specific accounting guidance.

         In addition, we noted your discussion in your earnings call for the first quarter ended
         September 30, 2018 regarding a contract that was canceled. In this regard, tell us:
           where you disclosed this cancellation and its accounting in your filing and if not disclosed, why not.
           tell us what impact your accounting had on the cumulative adjustment recorded to retained earnings upon adoption of ASC 606.
           tell us your accounting for this cancellation citing specific accounting guidance to support your accounting.
           explain to us your consideration of question 100.04 of the Compliance & Disclosure
             Interpretations for Non-GAAP Financial Measures, updated April 4, 2018, in adjusting for this amount when determining your Adjusted EBITDA as reported in your Form 8-
             K furnished on October 31, 2018.
ITEM 2. Management's Discussion and Analysis of Financial Condition and Results of
Operations
Liquidity and Capital Resources
Cash Flows
Operating Activities, page 44

6. You state that one of the factors that caused the decrease in your cash provided by operating activities for the six months ended December 31, 2018 was due to a higher collection of receivables during the corresponding prior-year period. In this regard, it appears that your days sales outstanding rose significantly from the quarter ended
         December 31, 2017 to the quarter ended December 31, 2018. Please explain to us, in reasonable detail
         the reason(s) for the change in days sales outstanding.

Form 10-Q for the Quarterly Period Ended March 31, 2019

Item 2. Management's Discussion and Analysis of Financial Condition and Results
of
Operations
Three Months Ended March 31, 2019 Compared to the Three Months Ended March 31, 2018
Segment Review
Oral Drug Delivery segment, page 37

7. You disclosed that you recorded $12.3 million of accelerated amortization related to a
 Wetteny Joseph
Catalent, Inc.
May 28, 2019
Page 4
         product participation licensing rights within your Oral Drug Delivery segment in the three months ended March 31, 2019. In this regard, you disclosed that:
           "Revenue without acquisitions increased 1%, primarily driven by a favorable impact of 8% from product participation profit accelerated into the third quarter...";
           "Segment EBITDA without acquisitions increased 8%, primarily due to a favorable impact of 29% from product participation profit accelerated into the third quarter...";
            and
           "Selling, general, and administrative expenses further increased by $12 million from accelerated amortization related to product participation licensing rights within our
            Oral Drug Delivery segment..."

         You also noted that Softgel Technologies' Segment EBITDA decrease was related to "a reduction of product participation profit of 3%..."
         Further, you disclosed that organic revenue growth and segment EBITDA growth are measures used to show current year sales and earnings from existing operations and include joint ventures and revenue from product-participation-related activities entered into within the year.

         Please provide us the following information with regards to your product-participation-
         related activities :
           what this activity entails and
           your accounting policy related to this revenue stream.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Sasha Parikh at 202-551-3627 or Rolf Sundwall at 202-551-3105 with any questions.



FirstName LastNameWetteny Joseph                              Sincerely,
Comapany NameCatalent, Inc.
                                                              Division of
Corporation Finance
May 28, 2019 Page 4                                           Office of
Healthcare & Insurance
FirstName LastName